Exhibit 3.1

CERTIFICATE OF AMENDMENT

 of

 RESTATED CERTIFICATE OF INCORPORATION

Cabot Oil & Gas Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

FIRST: The Board of Directors of the Corporation has duly adopted a resolution proposing and declaring advisable the amendment to the Certificate of Incorporation described herein (the “Amendment”), and the holders of a majority of the outstanding Common Stock, par value $.10 per share, of the Corporation entitled to vote at the special meeting of the stockholders called and held upon notice in accordance with Section 222 of the DGCL for the purpose of voting on the Amendment have voted in favor of the Amendment.

SECOND: The first sentence of Article IV of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

The aggregate number of shares of all classes of stock which the Company shall have authority to issue is 1,805,000,000, divided into 5,000,000 shares of Preferred Stock, par value $.10 per share (“Preferred Stock”), and 1,800,000,000 shares of Common Stock, par value $.10 per share (the “Common Stock”).

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by an authorized officer of the Corporation as of this 1st day of October, 2021.

CABOT OIL & GAS CORPORATION

By:	/s/ Deidre L. Shearer
	Name:	Deidre L. Shearer
	Title:	Vice President, Administration and Corporate Secretary